UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One) ☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1394

For the fiscal year ended December 31, 2005

 OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1394

For the transition period from __________to__________

Commission File Number: 2-28286

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The BNA 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Bureau of National Affairs, Inc.
1231 25th Street, N. W.
Washington, D. C. 20037

Index to Form 11-K

Report of Registered Independent Public Accounting Firm	4
Statements of Net Assets Available for Benefits-
December 31, 2005 and 2004	5
Statements of Changes in Net Assets Available for Benefits-
Years ended December 31, 2005, 2004, and 2003	6
Notes to Financial Statements-	7
Schedule of Assets Held for Investment Purposes	10

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the BNA 401(k) Plan Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.

The BNA 401(k) Plan

By:   /s Gilbert S. Lavine
Gilbert S. Lavine
Chairman of the Administrative Committee

DATE: June 27, 2006

THE BNA 401(k) PLAN

Financial Statements

December 31, 2005 and 2004

(With Independent Auditors’ Report Thereon)

Report of Registered Independent Public Accounting Firm

The Administrative Committee of
The BNA 401K Plan

We have audited the accompanying statements of net assets available for benefits of The BNA 401K Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2005, and the supplemental schedule of assets held for investment purposes as of December 31, 2005. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2005 in conformity with U.S generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

s\ KPMG LLP
   KPMG LLP

McLean, VA
June 27, 2006

THE BNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
Cash	$42,576	$62,650
Investments, at fair value (Note 2):
BNA common stock	103,377,482	94,453,596
Mutual funds	24,421,638	20,330,388
Investment trust	4,619,586	4,603,268
Participant notes receivable	949,666	835,430
Total investments	133,368,372	120,222,682
Net assets available for benefits	$133,410,948	$120,285,332

See accompanying notes to financial statements.

THE BNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

	2005	2004	2003
Additions to net assets attributed to:
Investment income (Note 2):
Dividends	$3,254,573	$2,909,323	$2,660,845
Interest from participant loans	46,684	40,540	35,356
Net appreciation in fair value of:
BNA common stock	7,902,949	5,941,107	6,124,230
Mutual funds	904,992	1,588,442	2,388,827

Total investment income	12,109,198	10,479,412	11,209,258

Contributions by participants (Note 1):
Salary deductions	7,263,851	7,102,727	6,906,961
Rollovers	324,462	334,095	265,198
Total additions	19,697,511	17,916,234	18,381,417
Deductions from net assets attributed to:
Distributions to participants (Note 1)	6,566,985	6,913,691	6,726,482
Administrative costs (Note 3)	4,910	3,925	4,243
Total deductions	6,571,895	6,917,616	6,730,725
Net increase	13,125,616	10,998,618	11,650,692
Net assets available for benefits:
Beginning of year	120,285,332	109,286,714	97,636,022
End of year	$133,410,948	$120,285,332	$109,286,714

See accompanying notes to financial statements.

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

(1)      SUMMARY DESCRIPTION OF PLAN

The following description of the BNA 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory benefit plan sponsored by The Bureau of National Affairs, Inc. (the "Company" or “Plan Sponsor”), for the benefit of employees of the Company and certain of its subsidiaries. The Plan was established in 1982 with an effective date of January 1, 1983, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is designed to provide benefits to participants or their beneficiaries, and offers savings through investments in various investment options, including the Company's common stock.

Full-time and part-time employees are eligible to participate in the Plan upon completion of thirty days of service. To participate, eligible employees authorize the Company to contribute on their behalf, a salary reduction amount, subject to certain annual ceiling limitations provided by tax laws, and by ERISA. Contributions may begin at the next quarterly entry date following the thirty-day service period. The Plan also accepts certain rollover contributions.

The Plan has two trusts. The BNA Stock Trust holds Company stock and the Mutual Fund Trust holds all other investments. The trusts maintain separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings, and may be charged with certain administrative expenses. Participants' accounts are fully vested. Distributions can be made in the event of retirement, death, qualifying hardships, or other severance of service. If, upon terminating employment, a participant's account value exceeds $5,000 (excluding rollover contributions), the participant may opt to delay distribution until reaching age 65.

An administrative committee appointed by the Company's Board of Directors acts as Plan administrator. An officer of the Company serves as the Trustee of the BNA Stock Trust. Charles Schwab Trust Company is the trustee of the Mutual Fund Trust.

The Plan maintains its records and prepares its financial statements on the accrual basis of accounting. The preparation of financial statements requires the use of estimates in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)      INVESTMENTS

Upon enrollment in the Plan, a participant may direct contributions to any of ten investment options. Participants may change their investment options as desired. Investment options include the Company’s common stock, a stable value fund, and eight mutual funds of registered investment companies that invest in various asset mixes of common stocks, debt securities, and/or money market securities.

(Continued)

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

Mutual funds (shares of registered investment companies) are stated at fair value and purchases and sales of investments are recorded on a trade-date basis. Shares of the investment trust are valued at quoted market prices. Participant notes receivable are valued at cost which approximates fair value. The fair value of the Company’s common stock is valued by the Company's Board of Directors semiannually for the Company’s Stock Purchase and Transfer Plan (SPTP). The Plan values its investments in the Company's stock at the price used for SPTP market trades. BNA Class A common stock amounted to $83,377,697 and $77,952,888 at December 31, 2005 and 2004, respectively. BNA Class B common stock amounted to $19,942,715 and $16,448,028 at December 31, 2005 and 2004, respectively. BNA class C common stock amounted to $57,070 and $52,680 at December 31, 2005 and 2004, respectively. No other investment exceeded five percent of net assets available for Plan benefits as of December 31, 2005 and 2004.

Ownership and transferability of the Company’s Class A, Class B, and Class C stock are substantially restricted to current and former employees by provisions of the Company's certificate of incorporation. Ownership of Class A stock, which is voting, is restricted to active employees. Class B stock and Class C stock are nonvoting. No class of stock has preference over another upon declaration of dividends or liquidation. The Trust may sell Class A common stock, or exchange it for Class B or Class C common stock, if necessary to comply with the above ownership restrictions.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at the Prime rate plus one percent, as determined at the loan’s inception. At December 31, 2005 interest rates on loans ranged from 5.0% to 9.75%. Principal and interest is paid through regular payroll deductions. Loans and loan repayments are treated as Plan asset transfers

(3)      ADMINISTRATIVE COSTS

The Company pays certain administrative costs on behalf of the Plan. Such costs, which include custodian and administrator fees, are not reflected in the accompanying financial statements. The Plan pays the remaining administrative costs.

(Continued)

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

(4)    INCOME TAXES

The Plan received its latest favorable determination letter from the Internal Revenue Service, dated September 9, 2002. The letter indicates that the Plan, as designed, is qualified under the applicable requirements of the Internal Revenue Code. Subsequent to the filing of the Plan for review, additional amendments were made to the Plan. The Plan Sponsor believes that the Plan as amended is currently designed and is being operated in compliance with the Internal Revenue Code, and that the Plan qualifies as tax-exempt as of December 31, 2005. Therefore, no provision for income taxes is included in the Plan’s financial statements.

THE BNA 401(k) PLAN

Schedule of Assets Held for Investment Purposes
December 31, 2005

			Fair
$ or Shares	Quantity	Identity and description of investment	Value
		Cash and Cash Equivalents
	$42,576	Cash	$42,576

		BNA Common Stock

*Shares	6,413,669	Class A	83,377,697
*Shares	1,534,055	Class B	19,942,715
*Shares	4,390	Class C	57,070
*Shares		Total BNA Common Stock
	7,952,114		103,377,482

		Mutual Funds
Shares	89,885	Artisan Mid Cap Fund	2,779,241
*Shares	189,367	Laudus International MarketMasters Fund	3,397,245
Shares	292,976	PIMCO Total Return Fund	3,076,247
Shares	120,258	T Rowe Price Personal Strategy - Balanced	2,257,239
Shares	120,723	T Rowe Price Personal Strategy-Growth	2,787,498
Shares	59,792	T Rowe Price Personal Strategy-Income	901,071
Shares	73,008	Torray Fund	2,848,762
Shares	55,468	Vanguard Index Trust 500 Portfolio	6,374,335
		Total Mutual Funds	24,421,638

		Investment Trust
*Shares	289,893	Charles Schwab Stable Value Fund	4,619,586

		Loans
		Participant Notes Receivable
*$	949,666	(Interest rates ranging from 5.0% to 9.75%)	949,666

		Total Assets	$133,410,948

* Party-in-Interest to the Plan

See accompanying Independent Auditor’s Report